Follow-Up Materials

08004955

**M E M O R A N D U M**

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________

PROCESSED
SEP 1 7 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ____________

(03/94)

83-00002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549



REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,250,000,000
3.625 per cent. Global Notes due 5 September 2013

SUPPL

Filed pursuant to Rule 3 of Regulation AD
Dated: September 5, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,250,000,000 principal amount of 3.625 per cent. Global Notes due 5 September 2013 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated September 1, 2008 (the "Pricing Supplement"). Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 18, 2008, was filed under a report of the ADB dated April 18, 2008.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of September 1, 2008, the ADB entered into a Terms Agreement with BNP Paribas, J.P. Morgan Securities Ltd., Nomura International plc, Citigroup Global Markets Inc., Daiwa Securities SMBC Europe Limited, Dresdner Bank AG London Branch, HSBC Bank plc, Merrill Lynch International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. International plc, RBC Capital Markets Corporation, The Toronto-Dominion Bank and UBS Limited

(collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,250,000,000 for an issue price of 99.552% less management and underwriting fees and selling concessions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about September 5, 2008.

The Managers propose to offer all the Notes to the public at the public offering price of 99.552%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

| Name | Principal Amount |
|---|---|
| BNP Paribas | U.S.$384,000,000 |
| J.P. Morgan Securities Ltd. | 383,000,000 |
| Nomura International plc | 383,000,000 |
| Citigroup Global Markets Inc. | 10,000,000 |
| Daiwa Securities SMBC Europe Limited | 10,000,000 |
| Dresdner Bank AG London Branch | 10,000,000 |
| HSBC Bank plc | 10,000,000 |
| Merrill Lynch International | 10,000,000 |
| Mitsubishi UFJ Securities International plc | 10,000,000 |
| Morgan Stanley & Co. International plc | 10,000,000 |
| RBC Capital Markets Corporation | 10,000,000 |
| The Toronto-Dominion Bank | 10,000,000 |
| UBS Limited | 10,000,000 |
| Total | U.S.$1,250,000,000 |

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

| | Price to the Public | Commissions and Concessions | Proceeds to ADB |
|---|---|---|---|
| Per Unit | 99.552% | 0.10% | 99.452% |
| Total | U.S.$1,244,400,000 | U.S.$1,250,000 | U.S.$1,243,150,000 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

| Item | Amount |
|---|---|
| Legal Fees | $ 45,000* |
| Fees/Expenses of Independent Accountants | $ 35,000* |
| Listing Fees (Luxembourg) | $ 5,000* |

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated September 1, 2008, previously filed under a report of the ADB dated September 2, 2008.

(d) (i) Information Statement dated April 18, 2008, previously filed under a report of the ADB dated April 18, 2008.

(ii) Pricing Supplement dated September 1, 2008, previously filed under a report of the ADB dated September 2, 2008.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · BEIJING



September 5, 2008

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 1 September 2008 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,250,000,000 principal amount of 3.625 per cent. Global Notes due 5 September 2013 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 1 September 2008;

(b) the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB.

(d) the letter of instruction dated 3 September 2008 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 5 September 2008 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 7 May 2008.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

END